

April 19, 2012

Via E-mail
Mr. Francis I. Perier, Jr.
Executive Vice President – Finance and Administration and
 Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, New York   10022-4731

Re: Forest Laboratories, Inc.
       Form 10-K for the Fiscal Year Ended March 31, 2011
       Filed May 27, 2011
       Form 10-Q for the Quarterly Period Ended December 31, 2011
       Filed February 9, 2012
       File No. 001-05438

Dear Mr. Perier:

We have reviewed your March 19, 2012 response to our February 17, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended March 31, 2011

Developments, page 6

1. We note your response to our prior comment 1. We also note that you plan to provide enhanced disclosure to clarify that the company was granted exclusive, worldwide rights under the Merck Agreement and exclusive rights in the United States under the Nycomed Agreement. With respect to this disclosure specifically, and for any disclosure that you intend to revise in response to our comments in this letter, please provide us with a draft of your proposed changes as soon as possible so that we may have the opportunity to review and comment on the revisions.

We also note your response regarding the material terms of the following agreements:

- the Lundbeck agreement regarding Lexapro;
- the Merz agreement regarding Namenda;
- the Nycomed agreement regarding Dalisrep; and
- the Merck agreement regarding Viibryd.

Please note that we are not asking you to disclose specific milestone amounts and royalty rates and notwithstanding your confidential treatment requests, the company must provide disclosure regarding aggregate upfront payments and milestones and a range of royalties within a ten percent range as we deem this information to be material to investors. Please revise your disclosure for the agreements listed above to include the following:

- the material rights and obligations of each party;
- aggregate upfront payments and milestones received or paid to date;
- royalty rates expressed as a range within ten percent (i.e. single digits, teens, twenties, etc.);
- duration and termination provisions; and
- any other material provisions.

Please note that your response did not address the inclusion of duration and termination provisions for these agreements, however, we consider this information material to investors as well.

Lastly, we note that you intend to incorporate the Nycomed Agreement by reference as an exhibit to your 2012 Form 10-K. Please verify that you will also incorporate the Merck Agreement which was filed as Exhibit 10.3 to the company's Form 10-Q for the quarterly period ended September 30, 2011 by reference as an exhibit to your 2012 Form 10-K as well.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements
Note 12: Business Combinations, page 16

2. We acknowledge your response to our previous comment 3. Please revise your proposed disclosure to clarify that you value the consideration conveyed to the seller at fair value consistent with the guidance under ASC 805-30-30-1 and 30-7. Also, please revise your proposed disclosure to clarify that, when you refer to the purchase price in your disclosure regarding how you determine goodwill, you mean the fair value of the consideration conveyed to the seller.

3. We acknowledge your response to our previous comment 5. Your assertion that apedenoson has no value to you or a market participant appears to be inconsistent with

your continued development of this Phase III product candidate and your expected launch in 2014, subject to FDA approval. Please address the following:

- Please provide us an explanation of the model used to determine that apedenoson has no value to a market participant at acquisition and a summary of the inputs used in that model, including the costs you expect to incur through approval, anticipated sales and the risk-adjusted rates used to discount the anticipated cash flows.
- Please tell us when Phase III trials began for apedenoson, how many Phase III trials you intend to complete and the status of the Phase III trial(s) at the acquisition date.
- Please tell us the costs Clinical Data incurred through the acquisition date on the development of apedenoson.
- Please explain to us why you continue to develop a product candidate that has no value. Explain why you would continue to expend company resources on the development of a product candidate where the risk-adjusted future cash inflows do not exceed the future cash outflows.
- Please explain to us why the rights to develop the product candidate do not have separate value when no one else can develop it.

4. We acknowledge your response to our previous comment 6. To assist us in assessing your response, please provide us a description of the excess earnings method you used for the valuation of Viibryd. Please include a description of the key assumptions used and how the key assumptions were determined. Include quantified information of any contributory asset charge used and explain the rationale for its use. Tell us how the net present value of any tax benefits associated with amortizing the intangible asset for tax purposes is considered in your valuation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Liquidity, page 20

5. We acknowledge your response to comment 7 and your disclosure "Of our total cash and cash equivalents and marketable securities position at December 31, 2011, 14%, or approximately $449 million, was domiciled domestically with the remainder held by our international subsidiaries." In view of the significant amount of undistributed earnings of your foreign subsidiaries that you intend to invest indefinitely, provide us proposed disclosure to be included in future periodic reports indicating the portion of the 86% of your internationally domiciled cash and cash equivalents and marketable securities considered as invested indefinitely, and the reasons this indefinite investment is not expected to have a material effect on the Company's liquidity and capital resources. Further, please provide us proposed disclosure to be included in your notes to financial statements in future periodic reports that complies with ASC 740-30-50-2.c.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638, if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant